SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET | 05/26 COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ/ME 76.483.817/0001-20 - NIRE 41300036535 - CVM Registration 1431-1 B3 (CPLE3) NYSE (ELPC) LATIBEX (XCOPO) New General Director of Copel Geração e Transmissão COPEL (“Company” or “Copel”) hereby informs its shareholders and the market in general that, as of today, Mr. Rogério Pereira Jorge has taken office as the General Director of Copel Geração e Transmissão S.A. (“Copel GeT”). Mr. Rogério Jorge holds a degree in Law from Universidade Presbiteriana Mackenzie, an MBA in Business Management from Fundação Getulio Vargas, and an International MBA from FIA - USP. He has 27 years of experience in the Brazilian electricity sector, having worked in technical, commercial, and strategic roles across the Generation, Distribution, and Energy Trading segments. In 2023, he assumed the position of CEO of AES Brasil, and his most recent role was Director of Energy Business and Supply at Companhia Brasileira de Alumínio (CBA). Copel extends its appreciation to Mr. Moacir Carlos Bertol, a member of the Company’s Board of Directors, for his valuable contributions during the period in which he simultaneously served as General Director of Copel GeT. Under the leadership of Mr. Rogério Jorge, Copel GeT will continue to advance the efficiency of its power generation and transmission operations, with a focus on sustainability, operational excellence, and the continuous creation of value for shareholders. Curitiba, February 26, 2026 Felipe Gutterres Vice-President of Finance and Investor Relations For further information, please contact the Investor Relations team: ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 26, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.